American Dental Partners, Inc.

401 Edgewater Place

Suite 430

Wakefield, MA 01880

June 28, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Letter of Comment dated June 20, 2007

American Dental Partners, Inc.

File No. 000-23363

Dear Mr. Rosenberg:

We have received your letter dated June 20, 2007 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our response contained in this letter is filed on EDGAR under the form type label CORRESP.

Comment No. 1

Your disclosure of the purchase price allocation with respect to your acquisition of Tooth Doctor indicates that you allocated nearly the entire $18.7 million purchase price to goodwill; your aggregate goodwill balances represents approximately 12% of your total assets as of December 31, 2006. Please provide us with additional information that supports your determination that you did not acquire other identifiable intangible assets in this transaction; for example, customer relationship assets or customer lists that meet the criterion outlined in paragraph 39 of SFAS No. 141. Refer to paragraph A14 of SFAS No. 141.

Company Response

We acquired Tooth Doctor on December 1, 2006, the final month of our fiscal year. We were not able to complete our identification, analysis and valuation of intangible assets within the timeframe necessary to be included in our Annual Report on Form 10-K for the year ended December 31, 2006. Under these circumstances, paragraph 51(h) of SFAS No. 141 requires the acquiring entity to disclose in its financial statements that the initial allocation has not been finalized and the reasons therefore, and then subsequently disclose, in the future period affected, any adjustments to the initial allocation. In our Annual Report on Form 10-K, we disclosed that we were in the process of obtaining third-party valuations of certain intangible assets, and therefore, the allocation of the purchase was subject to adjustment.

We engaged a national accounting firm with significant SFAS 141 experience to review the assets acquired in the Tooth Doctor transaction and to assist us in allocating the purchase price to all potential intangible assets that meet the criteria for recognition apart from goodwill under SFAS 141, including those specifically listed in paragraph A14 of SFAS 141. During the first quarter of fiscal 2007, with the allocation period still open, we completed our valuation of the intangible assets, which resulted in the re-allocation of $400,000 from goodwill to an amortizable customer relationships intangible asset, in addition to $1.275 million which had been previously allocated to a trade-name intangible asset. We determined that other potential intangible assets had no significant allocable fair value. We disclosed in our Form 10-Q for the quarter ended March 31, 2007 such reclassification from goodwill to intangible assets.

Please do not hesitate to contact me with any questions you may have upon review of this response.

Sincerely,

/s/ BREHT T. FEIGH
Breht T. Feigh
Executive Vice President, Chief Financial Officer and Treasurer

BTF/mwv